Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Rebecca Liu

Investor Relations

51job, Inc.

+(86-21) 6879-6250

ir@51job.com

51job, Inc. Reports Third Quarter 2014 Financial Results

SHANGHAI, China, November 6, 2014 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the third quarter of 2014 ended September 30, 2014.

Third Quarter 2014 Financial Highlights:

•	Total revenues increased 13.0% over Q3 2013 to RMB474.0 million (US$77.2 million), exceeding the Company’s guidance range

•	Online recruitment services revenues increased 13.6% over Q3 2013 to RMB315.5 million (US$51.4 million), which reflected the impact of a 6% value-added tax (“VAT”) policy change effective June 1, 2014

•	Gross margin of 72.9% compared with 72.4% in Q3 2013

•	Income from operations increased 11.8% over Q3 2013 to RMB127.8 million (US$20.8 million)

•	Fully diluted earnings per share were RMB2.17 (US$0.35). Effective August 8, 2014, the Company changed the ratio of its American Depositary Share (“ADS”) for common share to one for one. See “Other Company News” below

•	Excluding share-based compensation expense, loss from foreign currency translation and change in fair value of convertible notes, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share were RMB2.52 (US$0.41), exceeding the Company’s guidance range

•	Cash and short-term investments increased to RMB4,345.5 million (US$708.0 million) as of September 30, 2014

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, said, “Our online business maintained a solid growth trajectory in the third quarter. Hiring demand remained positive and we continued to focus on our customer acquisition efforts. Despite operational adjustments we are making to our business process outsourcing services which have affected new client engagements in 2014, the performance of our other HR services area remained solid as we improved cross-selling of other value-added services, primarily our training services. We remain confident that the progress we have made in this year of investment and transition positions us to extend our market leadership, to capture greater opportunities in the HR space in China and to deliver sustainable and profitable returns to our shareholders over the long term.”

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51job, Inc. Reports Third Quarter 2014 Financial Results

November 6, 2014

Third Quarter 2014 Unaudited Financial Results

Total revenues for the third quarter ended September 30, 2014 were RMB474.0 million (US$77.2 million), an increase of 13.0% from RMB419.6 million for the same quarter in 2013.

Online recruitment services revenues for the third quarter of 2014 were RMB315.5 million (US$51.4 million), representing a 13.6% increase from RMB277.6 million for the same quarter of the prior year. The growth was principally due to an increase in the number of unique employers using online recruitment services, which was partially offset by a decrease in average revenue per unique employer and the implementation of a 6% VAT policy change effective June 1, 2014. Unique employers increased 19.4% to 283,651 in the third quarter of 2014 compared with 237,526 in the same quarter of the prior year driven by strengthened customer acquisition efforts and increased usage of online recruitment services by employers. However, average revenue per unique employer decreased 4.9% in the third quarter of 2014 as compared with the same quarter in 2013 primarily due to the effect of the VAT policy change on online recruitment services revenues and the addition of new customers who generally purchase introductory, lower priced services.

Print advertising revenues for the third quarter of 2014 decreased 78.5% to RMB2.0 million (US$0.3 million) compared with RMB9.4 million for the same quarter in 2013 primarily due to the ongoing business transition away from print advertising services. The estimated number of print advertising pages generated in the third quarter of 2014 was 19 pages compared with 298 pages in the same quarter in 2013. The Company operates a print publication in the city of Xian as of September 30, 2014 compared with four cities as of September 30, 2013.

Other human resource related revenues for the third quarter of 2014 increased 18.0% to RMB156.5 million (US$25.5 million) from RMB132.6 million in the same quarter of 2013 primarily due to growth and usage of business process outsourcing and training services.

Gross profit for the third quarter of 2014 increased 14.6% to RMB334.0 million (US$54.4 million) from RMB291.5 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, increased to 72.9% in the third quarter of 2014 compared with 72.4% in the same quarter in 2013.

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51job, Inc. Reports Third Quarter 2014 Financial Results

November 6, 2014

Operating expenses for the third quarter of 2014 increased 16.4% to RMB206.2 million (US$33.6 million) from RMB177.2 million for the same quarter of 2013. Sales and marketing expenses for the third quarter of 2014 increased 20.1% to RMB143.8 million (US$23.4 million) from RMB119.7 million for the same quarter of the prior year primarily due to additional sales headcount, higher employee compensation expenses and greater advertising expenditures. General and administrative expenses for the third quarter of 2014 increased 8.7% to RMB62.4 million (US$10.2 million) from RMB57.4 million in the third quarter of 2013 primarily due to higher employee compensation expenses, including share-based compensation, as well as greater office and depreciation expenses.

Income from operations for the third quarter of 2014 increased 11.8% to RMB127.8 million (US$20.8 million) from RMB114.4 million for the same quarter of the prior year. Operating margin, which is income from operations as a percentage of net revenues, was 27.9% in the third quarter of 2014 compared with 28.4% in the same quarter of 2013. Excluding share-based compensation expense, operating margin would be 32.6% in the third quarter of 2014 compared with 32.9% in the same quarter of 2013.

In April 2014, the Company completed an offering of US$172.5 million in convertible senior notes. In the third quarter of 2014, the Company recognized a mark-to-market gain of RMB58.5 million (US$9.5 million) associated with a change in the fair value of convertible notes.

The effective tax rate in the third quarter of 2014 decreased to 12.3% compared with 17.7% in the third quarter of 2013 as a result of non-taxable items, primarily the change in fair value of convertible notes, which comprised a large portion of the income before income tax base. The effective tax rate on non-GAAP results in the third quarter of 2014 was 14.8% compared with 15.5% in the third quarter of 2013.

Net income for the third quarter of 2014 was RMB187.2 million (US$30.5 million) compared with RMB117.4 million for the same quarter in 2013. Fully diluted earnings per share for the third quarter of 2014 were RMB2.17 (US$0.35) compared with RMB1.95 for the same quarter in 2013.

In the third quarter of 2014, total share-based compensation expense was RMB21.3 million (US$3.5 million) compared with RMB18.3 million in the third quarter of 2013. The Company also recognized a loss from foreign currency translation of RMB0.4 million (US$0.1 million) in the third quarter of 2014 compared with RMB1.4 million in the third quarter of 2013.

Excluding share-based compensation expense, loss from foreign currency translation and change in fair value of convertible notes, as well as the related tax effect of these items, non-GAAP adjusted net income for the third quarter of 2014 increased 9.7% to RMB150.4 million (US$24.5 million) compared with RMB137.0 million for the third quarter of 2013. Non-GAAP adjusted fully diluted earnings per share were RMB2.52 (US$0.41) in the third quarter of 2014 compared with RMB2.28 in the third quarter of 2013.

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51job, Inc. Reports Third Quarter 2014 Financial Results

November 6, 2014

Nine Months 2014 Unaudited Financial Results

Total revenues for the nine months ended September 30, 2014 were RMB1,368.7 million (US$223.0 million), an increase of 13.6% from RMB1,204.3 million for the same period in 2013. Income from operations for the nine months ended September 30, 2014 increased 4.1% to RMB370.0 million (US$60.3 million) from RMB355.3 million for the same period in 2013.

Net income for the nine months ended September 30, 2014 increased 3.6% to RMB357.7 million (US$58.3 million) from RMB345.4 million for the same period in 2013. Fully diluted earnings per share for the nine months ended September 30, 2014 was RMB5.95 (US$0.97) compared with RMB5.76 for the same period in 2013.

Excluding share-based compensation expense, gain/loss from foreign currency translation, convertible senior notes issuance costs, change in fair value of convertible notes and change in fair value of zero-strike call options, as well as the related tax effect of these items, non-GAAP adjusted net income for the nine months ended September 30, 2014 increased 14.3% to RMB453.8 million (US$73.9 million) from RMB397.1 million for the nine months ended September 30, 2013. Non-GAAP adjusted fully diluted earnings per share were RMB7.49 (US$1.22) for the nine months ended September 30, 2014 compared with RMB6.63 in the same period in 2013.

As of September 30, 2014, cash and short-term investments totaled RMB4,345.5 million (US$708.0 million) compared with RMB3,147.5 million as of December 31, 2013. Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Business Outlook

Based on current market conditions and factoring in the VAT policy change, the Company’s total revenues target for the fourth quarter of 2014 is in the estimated range of RMB515 million to RMB530 million (US$83.9 million to US$86.3 million). Excluding share-based compensation expense, any gain or loss from foreign currency translation, and any mark-to-market gain or loss associated with a change in fair value of convertible notes, as well as the related tax effect of these items, the Company’s non-GAAP fully diluted earnings target for the fourth quarter of 2014 is in the estimated range of RMB2.60 to RMB2.80 (US$0.42 to US$0.46) per share. The Company expects total share-based compensation expense in the fourth quarter of 2014 to be in the estimated range of RMB21 million to RMB22 million (US$3.4 million to US$3.6 million).

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51job, Inc. Reports Third Quarter 2014 Financial Results

November 6, 2014

Other Company News

Effective August 8, 2014, the Company changed the ratio of its ADS to common share from one (1) ADS to two (2) common shares to one (1) ADS to one (1) common share.

In June 2014, the Company’s shareholders approved an increase to a share repurchase program originally authorized in September 2008 from US$25 million to US$75 million. In the third quarter of 2014, the Company repurchased 450,500 ADSs in the open market for an aggregate consideration of US$14.5 million, including transaction fees.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.1380 to US$1.00, the noon buying rate on September 30, 2014 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold a conference call at 8:00 p.m. Eastern Time on November 6, 2014 (9:00 a.m. Shanghai / Hong Kong time zone on November 7, 2014) to discuss its third quarter 2014 financial results, operating performance and business outlook. To dial in to the call, please use conference ID 9129268 and the following telephone numbers:

US: +1-866-839-8029

Hong Kong: +852-2598-7556

International: +1-914-449-1588

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com. Please go to the website at least fifteen minutes early to register or install any necessary audio software.

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51job, Inc. Reports Third Quarter 2014 Financial Results

November 6, 2014

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, gain/loss from foreign currency translation, convertible senior notes issuance costs, change in fair value of convertible notes and change in fair value of zero-strike call options, as well as the related tax effect of these items. The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding gain/loss from foreign currency translation and its related tax effect from its non-GAAP financial measures is useful for its management and investors as such translation loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. The Company believes excluding convertible senior notes issuance costs and its related tax effect from its non-GAAP financial measures is useful for its management and investors as such costs are one-time, non-recurring and not attributable to the underlying performance of the Company’s business. The Company believes excluding change in fair value of convertible notes and its related tax effect from its non-GAAP financial measures is useful for its management and investors as such change is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. The Company believes excluding change in fair value of zero-strike call options and its related tax effect from its non-GAAP financial measures is useful for its management and investors as such change is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP financial measures excluding share-based compensation expense, gain/loss from foreign currency translation, convertible senior notes issuance costs, change in fair value of convertible notes and change in fair value of zero-strike call options, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

51job is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through online recruitment services at http://www.51job.com and mobile applications, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and compensation and benefits analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

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51job, Inc. Reports Third Quarter 2014 Financial Results

November 6, 2014

Safe Harbor Statement

Statements in this release regarding targets for the fourth quarter of 2014, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the fourth quarter of 2014; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic, regulatory and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry; and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the fourth quarter of 2014 or as a result of new information, future events or otherwise.

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51job, Inc. Reports Third Quarter 2014 Financial Results

November 6, 2014

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
(In thousands, except share and per share data)	September 30, 2013 (unaudited)	September 30, 2014 (unaudited)	September 30, 2014 (unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	277,645	315,450	51,393
Print advertising	9,357	2,012	328
Other human resource related revenues	132,597	156,513	25,499

Total revenues	419,599	473,975	77,220

Less: Business and related tax	(16,784)	(16,017)	(2,610)

Net revenues	402,815	457,958	74,610

Cost of services (Note 2)	(111,289)	(123,953)	(20,194)

Gross profit	291,526	334,005	54,416

Operating expenses:
Sales and marketing (Note 3)	(119,742)	(143,788)	(23,426)
General and administrative (Note 4)	(57,432)	(62,420)	(10,170)

Total operating expenses	(177,174)	(206,208)	(33,596)

Income from operations	114,352	127,797	20,820
Loss from foreign currency translation	(1,387)	(362)	(59)
Interest and investment income, net	19,214	22,296	3,633
Change in fair value of convertible notes	—	58,501	9,531
Other income, net	10,371	5,125	835

Income before income tax expense	142,550	213,357	34,760
Income tax expense	(25,198)	(26,139)	(4,259)

Net income	117,352	187,218	30,501

Other comprehensive income:
Foreign currency translation adjustments	(22)	(27)	(4)

Comprehensive income	117,330	187,191	30,497

Earnings per share:
Basic	1.99	3.23	0.53
Diluted (Note 5)	1.95	2.17	0.35

Weighted average number of common shares outstanding:
Basic	58,845,116	57,984,142	57,984,142
Diluted	60,129,379	63,177,289	63,177,289

__________

Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.1380 to US$1.00 on September 30, 2014 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
2.	Includes share-based compensation expense of RMB2,931 and RMB3,411 (US$556) for the three months ended September 30, 2013 and 2014, respectively.
3.	Includes share-based compensation expense of RMB2,520 and RMB2,932 (US$478) for the three months ended September 30, 2013 and 2014, respectively.
4.	Includes share-based compensation expense of RMB12,845 and RMB14,947 (US$2,435) for the three months ended September 30, 2013 and 2014, respectively.
5.	Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB8,636, change in fair value of convertible notes of RMB58,501 and foreign currency translation loss of RMB33 related to the convertible senior notes to the numerator of net income and the addition of the maximum number of 4,035,672 potentially converted shares related to the convertible senior notes to the denominator of common shares for the three months ended September 30, 2014.

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51job, Inc. Reports Third Quarter 2014 Financial Results

November 6, 2014

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Nine Months Ended
(In thousands, except share and per share data)	September 30, 2013 (unaudited)	September 30, 2014 (unaudited)	September 30, 2014 (unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	795,209	929,014	151,355
Print advertising	45,179	12,788	2,084
Other human resource related revenues	363,947	426,898	69,549

Total revenues	1,204,335	1,368,700	222,988

Less: Business and related tax	(48,821)	(50,166)	(8,173)

Net revenues	1,155,514	1,318,534	214,815

Cost of services (Note 2)	(312,601)	(346,002)	(56,370)

Gross profit	842,913	972,532	158,445

Operating expenses:
Sales and marketing (Note 3)	(332,292)	(418,309)	(68,151)
General and administrative (Note 4)	(155,290)	(184,216)	(30,012)

Total operating expenses	(487,582)	(602,525)	(98,163)

Income from operations	355,331	370,007	60,282
(Loss) Gain from foreign currency translation	(5,178)	5,514	898
Interest and investment income, net	55,063	65,996	10,751
Convertible senior notes issuance costs	—	(47,210)	(7,691)
Change in fair value of convertible notes	—	29,622	4,826
Change in fair value of zero-strike call options	—	(24,874)	(4,052)
Other income, net	13,390	37,503	6,110

Income before income tax expense	418,606	436,558	71,124
Income tax expense	(73,226)	(78,904)	(12,855)

Net income	345,380	357,654	58,269

Other comprehensive income:
Foreign currency translation adjustments	(22)	57	9

Comprehensive income	345,358	357,711	58,278

Earnings per share:
Basic	5.92	6.08	0.99
Diluted (Note 5)	5.76	5.95	0.97

Weighted average number of common shares outstanding:
Basic	58,386,284	58,830,180	58,830,180
Diluted	59,914,169	60,076,413	60,076,413

__________

Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.1380 to US$1.00 on September 30, 2014 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
2.	Includes share-based compensation expense of RMB7,462 and RMB9,501 (US$1,548) for the nine months ended September 30, 2013 and 2014, respectively.
3.	Includes share-based compensation expense of RMB6,415 and RMB8,167 (US$1,331) for the nine months ended September 30, 2013 and 2014, respectively.
4.	Includes share-based compensation expense of RMB32,698 and RMB41,634 (US$6,783) for the nine months ended September 30, 2013 and 2014, respectively.
5.	Diluted earnings per share is calculated in accordance with the "if converted" method. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings per share for the nine months ended September 30, 2014 because the effect would be anti-dilutive.

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51job, Inc. Reports Third Quarter 2014 Financial Results

November 6, 2014

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
(In thousands, except share and per share)	September 30, 2013 (unaudited)	September 30, 2014 (unaudited)	September 30, 2014 (unaudited)
	RMB	RMB	USD (Note 1)

GAAP income before income tax expense	142,550	213,357	34,760
Add back: Share-based compensation expense	18,296	21,290	3,469
Add back: Loss from foreign currency translation	1,387	362	59
Add back: Change in fair value of convertible notes	—	(58,501)	(9,531)

Non-GAAP income before income tax expense	162,233	176,508	28,757

GAAP income tax expense	(25,198)	(26,139)	(4,259)
Tax effect of share-based compensation expense, loss from foreign currency translation and change in fair value of convertible notes	(5)	—	—

Non-GAAP income tax expense	(25,203)	(26,139)	(4,259)

Non-GAAP adjusted net income	137,030	150,369	24,498

Non-GAAP adjusted earnings per share:
Basic	2.33	2.59	0.42
Diluted (Note 2)	2.28	2.52	0.41

Weighted average number of common shares outstanding:
Basic	58,845,116	57,984,142	57,984,142
Diluted	60,129,379	63,177,289	63,177,289

	For the Nine Months Ended
(In thousands, except share and per share data)	September 30, 2013 (unaudited)	September 30, 2014 (unaudited)	September 30, 2014 (unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	418,606	436,558	71,124
Add back: Share-based compensation expense	46,575	59,302	9,662
Add back: Loss (Gain) from foreign currency translation	5,178	(5,514)	(898)
Add back: Convertible senior notes issuance costs	—	47,210	7,691
Add back: Change in fair value of convertible notes	—	(29,622)	(4,826)
Add back: Change in fair value of zero-strike call options	—	24,874	4,052

Non-GAAP income before income tax expense	470,359	532,808	86,805

GAAP income tax expense	(73,226)	(78,904)	(12,855)
Tax effect of share-based compensation expense, loss (gain) from foreign currency translation, convertible senior notes issuance costs, change in fair value of convertible notes and change in fair value of zero-strike call options	(5)	(124)	(20)
Non-GAAP income tax expense	(73,231)	(79,028)	(12,875)

Non-GAAP adjusted net income	397,128	453,780	73,930

Non-GAAP adjusted earnings per share:
Basic	6.80	7.71	1.26
Diluted (Note 3)	6.63	7.49	1.22

Weighted average number of common shares outstanding:
Basic	58,386,284	58,830,180	58,830,180
Diluted	59,914,169	62,766,861	62,766,861

________________

Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.1380 to US$1.00 on September 30, 2014 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
2.	Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB8,636 related to the convertible senior notes to the numerator of Non-GAAP adjusted net income and the addition of the maximum number of 4,035,672 potentially converted shares related to the convertible senior notes to the denominator of common shares for the three months ended September 30, 2014.
3.	Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB16,502 related to the convertible senior notes to the numerator of Non-GAAP adjusted net income and the addition of the weighted average maximum number of 2,690,448 potentially converted shares related to the convertible senior notes to the denominator of common shares for the nine months ended September 30, 2014.

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51job, Inc. Reports Third Quarter 2014 Financial Results

November 6, 2014

51job, Inc.

Consolidated Balance Sheets

	As of
(In thousands, except share and per share data)	December 31, 2013 (unaudited)	September 30, 2014 (unaudited)	September 30, 2014 (unaudited)
	RMB	RMB	US$ (Note 1)

ASSETS

Current assets:
Cash	1,065,543	1,315,212	214,274
Restricted cash	15,489	6,366	1,037
Short-term investments	2,081,964	3,030,274	493,691
Accounts receivable (net of allowance of RMB3,347 and RMB1,220 as of December 31, 2013 and September 30, 2014, respectively)	62,808	58,308	9,499
Prepayments and other current assets	345,061	402,063	65,504
Deferred tax assets, current	9,757	8,500	1,385

Total current assets	3,580,622	4,820,723	785,390

Non-current assets:
Property and equipment, net	519,277	525,596	85,630
Intangible assets, net	3,652	7,814	1,273
Other long-term assets	18,808	9,404	1,532
Deferred tax assets, non-current	632	86	14

Total non-current assets	542,369	542,900	88,449

Total assets	4,122,991	5,363,623	873,839

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	22,858	26,049	4,244
Salary and employee related accrual	60,076	58,021	9,453
Taxes payable	78,100	59,869	9,754
Advance from customers	411,877	515,698	84,017
Other payables and accruals	212,978	232,672	37,907

Total current liabilities	785,889	892,309	145,375

Non-current liabilities:
Deferred tax liabilities, non-current	5,983	11,729	1,911
Convertible senior notes	—	1,032,046	168,140

Total non-current liabilities	5,983	1,043,775	170,051

Total liabilities	791,872	1,936,084	315,426

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 59,144,055 and 59,043,271 shares issued and outstanding as of December 31, 2013 and September 30, 2014, respectively)	48	48	8
Additional paid-in capital	1,316,713	1,055,422	171,949
Statutory reserves	8,456	8,456	1,378
Accumulated other comprehensive income	1,541	1,598	260
Retained earnings	2,004,361	2,362,015	384,818

Total shareholders’ equity	3,331,119	3,427,539	558,413

Total liabilities and shareholders’ equity	4,122,991	5,363,623	873,839

__________

Note 1:	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.1380 to US$1.00 on September 30, 2014 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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